UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

Amendment No. 7
to
ANNUAL REPORT
of
EUROPEAN INVESTMENT BANK
(Name of registrant)

Date of end of last fiscal year:  December 31, 2021

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Philip J. Boeckman, Esq.
Cravath, Swaine & Moore LLP
CityPoint
One Ropemaker Street
London EC2Y 9HR
United Kingdom

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2021 (the “Annual Report”) as follows:

The following additional exhibits are added to the Annual Report:

Exhibit XX:  Underwriting Agreement dated April 18, 2023 in connection with the offering of $4,000,000,000 3.625% Notes due 2030.

Exhibit XXI:  Form of $4,000,000,000 3.625% Notes due 2030.

Exhibit XXII:  Opinion of the European Investment Bank (acting through its Legal Directorate) dated April 25, 2023 in connection with the offering of $4,000,000,000 3.625% Notes due 2030.

Exhibit XXIII:  Opinion of Cravath, Swaine & Moore LLP dated April 25, 2023 in connection with the offering of $4,000,000,000 3.625% Notes due 2030.

This amendment to the Annual Report on Form 18-K/A (and the exhibits herein) are intended to be incorporated by reference into the registrant’s prospectus dated December 23, 2020 and any future prospectus filed by the registrant with the Securities and Exchange Commission to the extent such prospectus indicates that it incorporates by reference this amendment.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized at Luxembourg, Grand Duchy of Luxembourg, on the 25th day of April, 2023.

EUROPEAN INVESTMENT BANK (Name of registrant)

by
/s/ Bertrand de Mazières
Bertrand de Mazières
Director General
Finance Directorate

by
/s/ Sandeep Dhawan
Sandeep Dhawan
Head of Funding
Benchmark Funding

EXHIBIT INDEX

Exhibit	Document

XX	Underwriting Agreement dated April 18, 2023 in connection with the offering of $4,000,000,000 3.625% Notes due 2030.

XXI	Form of $4,000,000,000 3.625% Notes due 2030.

XXII	Opinion of the European Investment Bank (acting through its Legal Directorate) dated April 25, 2023 in connection with the offering of $4,000,000,000 3.625% Notes due 2030.

XXIII	Opinion of Cravath, Swaine & Moore LLP dated April 25, 2023 in connection with the offering of $4,000,000,000 3.625% Notes due 2030.